SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 18th, 2005
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 18th, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press Release
3 November 2005
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First nine months of 2005: Net income EUR 83 million, an increase of 38%
Moderate impact of natural catastrophes on the results
•	Gross written premiums: EUR 1,767 million (–10% compared to the first nine months of 2004)

•	Operating income: EUR 186 million (+25% compared to the first nine months of 2004)

•	Net income after tax: EUR 83 million (+38% compared to the first nine months of 2004)

•	Net income per share: EUR 0.10 (+25% compared to the first nine months of 2004)

•	Group equity at 30 September 2005: EUR 1,680 million (+27% compared to 31 December 2004)

•	Combined ratio for Non-Life business: 103.8% excluding CRP (106.0% including CRP). Impact of major natural catastrophes on the combined ratio for Non-Life business in the first nine months of 2005: 11.3 points.

•	Margin on net earned premiums for Life business: 8.2%

•	Investment income net of expenses and excluding borrowing costs: EUR 323 million (+35% compared to the first nine months of 2004)

•	Significant events:
–	Impact on the net income after tax of Katrina and Rita : respectively EUR 37 millions and EUR 12.5 millions.

–	Impact on the net income after tax of all major natural catastrophes in the first nine months of 2005: EUR 74 million

–	Net technical cost before tax of all major natural catastrophes in the first nine months: EUR 101 million.

–	Implementation of a Redundancy Plan following consultation with the unions and a reserve of EUR 10 million posted for SCOR Paris.
The Board of Directors’ meeting of 2 November 2005, chaired by Denis Kessler, approved the accounts for the first nine months of 2005, which were established under IFRS. The results are compared with the accounts for the first nine months of 2004, using the 2004 accounts established under IFRS.
1.	Results for the first nine months of 2005: a satisfactory level of profitability despite the impact of major natural catastrophes
The first nine months of 2005 bear witness to the SCOR Group’s satisfactory profitability level, which is enhanced by its recent underwriting years (2002 onwards) in Non-Life reinsurance and by the maintained profitability of its Life reinsurance business. Net income was EUR 83 million for the first nine months of 2005, up 38% compared to the first nine months of 2004.
The combined ratio for Non-Life business in the first nine months of 2005 was 106.0%, compared to 103.6% for the first nine months of 2004. Excluding CRP, a run-off subsidiary, the combined ratio for Non-Life business was 103.8% for the first nine months of 2005. Net technical cost1 for the major natural catastrophes2 that occurred over the first nine months of 2005 stood at EUR 101 million, representing 11.3 combined ratio points for Non-Life business. After tax, the impact of major natural catastrophes was EUR 74 million for the first nine months of 2005. SCOR’s underwriting policy has relatively protected the Group from the major natural catastrophes that occurred in North America during the third quarter. In fact, SCOR does not underwrite Cat contracts in North America, has no Non-Life treaty clients in the

[1]	Technical cost net of retrocession, including reinstatement premium, before tax.

[2]	Major natural catastrophes are defined by SCOR as being natural catastrophes whose net technical cost for the Group exceed EUR 10 million.

states of Louisiana, Mississippi, Alabama and Florida and is following a selective facultatives policy in this region. Moreover this controlled exposure to natural catastrophes in the United States consolidates SCOR’s relationship with its retrocessionnaires.
Life reinsurance yielded an operating income of EUR 58 million in the first nine months of 2005, up 38% compared to the first nine months of 2004 (EUR 42 million).
1.1.    Global business for the first nine months of 2005 is stabilising
Gross written premiums for the first nine months of 2005 amounted to EUR 1,767 million, compared to EUR 1,960 million in the first nine months of 2004, representing a decrease of 10%. Net written premiums amounted to EUR 1,672 million in the first nine months of 2005, compared to EUR 1,857 in the first nine months of 2004, down 10%.
This change is primarily the result of a reduction in US business, in both Life and Non-Life reinsurance. Moreover the first nine months of the year have not benefited from the effects of the successive SCOR rating upgrades by Standard & Poor’s, Fitch and Moody’s since 1 August 2005.
1.2.    The Group has maintained its profitability in the face of exceptional natural catastrophes Group operating income for the first nine months of 2005 was EUR 186 million, up 25% compared to first nine months of 2004 (EUR 149 million).
Net income after tax in the first nine months of 2005 was EUR 83 million, compared to a net income after tax of EUR 60 million in the first nine months of 2004, an increase of 38%. Net income for the third quarter 2005 is EUR 11 million and includes the cost of the major natural catastrophes that occurred during the third quarter: floods in Europe and Hurricanes Katrina and Rita in North America. This result demonstrates the resilience of the Group’s technical income throughout a period of significant and frequent natural catastrophes and has benefited from increased investment income due to a more active investment management policy.
Group operating cash flow in the first nine months of 2005 was EUR 486 million. This is exclusively due to the commutations carried out during the first half on the American portfolio in Non-Life and Life reinsurance in the sum of EUR 542 million. Excluding commutations, Group operating cash flow in the first nine months of 2005 is EUR 56 million in credit.
Net liabilities relating to contracts, which include technical reserves on insurance contracts as well as liabilities linked to financial contracts net of retrocessions, reached 8,809 million at 30 September 2005, compared to EUR 9,298 million at 31 December 2004. This variation of EUR 489 million (–5%) on net liabilities relating to contracts is essentially due to the EUR 542 million in commutations carried out during the course of the first half 2005. Excluding commutations, net liabilities relating to contracts are stable, reflecting the prudence of the Group’s reserving policy.
Group equity amounted to EUR 1,680 million at 30 September 2005, compared to EUR 1,326 million at 31 December 2004, representing an increase of 27%. Long-term capital, which includes Group equity and long-term debts, amounted to EUR 2,423 million.
Group overheads amounted to EUR 150 million for the first nine months of 2005, which is stable compared to the first nine months of 2004. The cost ratio for the first nine months of 2005 was 8.5%, compared to 7.6% for the first nine months of 2004. This deterioration is mainly due a lower business volume and non-recurring costs incurred in 2005.
The New SCOR Plan, which was adopted in June 2005, aims to sustainably improve the Group’s competitiveness by decreasing its cost ratio between now and 2007. With this in mind, a Redundancy Plan was announced on 5 September 2005 for SCOR Paris. The information and consultation procedure conducted by the workers’ council ended on 2 November 2005. This Redundancy Plan can now be implemented. It is entirely voluntary and should be completed on 31 January 2006. In anticipation of the overall cost of this Redundancy Plan, SCOR has decided to post a reserve of EUR 10 million as of the third quarter 2005.
2.	Results by line of business
2.1     Non-Life reinsurance business generated gross written premiums of EUR 1,003 million in the first nine months of 2005, compared to EUR 1,061 million in the first nine months of 2004, representing a decrease of 5% at current exchange rates. This change in the first nine months of 2005 reflects a decrease in property & casualty premiums, mainly in the US, and is the result of applying a strict underwriting policy in a more competitive environment.

The combined ratio for Non-Life reinsurance business amounted to 106.0% in the first nine months of 2005, compared to 103.6% in the first nine months of 2004. CRP, a run-off subsidiary, generated a technical loss of EUR 20 million. Net technical cost for the major natural catastrophes that have occurred since the beginning of the year (storms Erwin and Gudrun in Northern Europe in January 2005, the floods in Europe in August 2005 and Hurricanes Katrina and Rita in North America in August and September 2005) is estimated at EUR 101 million. Excluding major natural catastrophes and CRP, the combined ratio for Non-Life reinsurance business in the first nine months of 2005 was 92.5%.
Operating income for Non-Life reinsurance business amounted to EUR 128 million in the first nine months of 2005, compared to EUR 107 million in the first nine months of 2004. This includes EUR 101 million relating to the net technical cost of the major natural catastrophes that have occurred during the first nine months of 2005, EUR 50 million of which relates to hurricane Katrina and EUR 16 million of which relates to Rita. After tax, the impact on the net income of Katrina and Rita is respectively EUR 37 million and EUR 12.5 millions.
2.2    Gross written premiums for Life reinsurance reached EUR 764 million for the first nine months of 2005, compared to EUR 899 million in the first nine months of 2004. This 15% decrease relates to the “savings” business in the US, which was affected by the Group’s rating in a slow growth environment.
Operating income for the Life reinsurance business reached EUR 58 million in the first nine months of 2005, compared to EUR 42 million in the first nine months of 2004.
3.      The contribution made by investment income to the Group’s net income is increasing Investment income net of expenses and excluding borrowing costs in the first nine months of 2005 amounted to EUR 323 million, compared to EUR 239 million in the first nine months of 2004, representing an increase of 35%. This change is mainly due to capital gains realised in the third quarter of 2005 and to positive developments in the financial markets.
Investment income in the first nine months of 2005 was generated as follows: EUR 217 million in investment income (compared to EUR 233 million in the first nine months of 2004), EUR 53 million in capital gains or losses on asset sales net of writedowns (compared to EUR 16 million in the first nine months of 2004), EUR 19 million in currency gains (compared to EUR 4 million in the first nine months of 2004), and EUR 34 million in fair value variations (compared to EUR –14 million in the first nine months of 2004).
Insurance business and treasury investments reached EUR 9,679 million at 30 September 2005, compared to EUR 9,919 million at 31 December 2004. At 30 September 2005 these were distributed as follows: 56% in bonds, 13% in loans and accounts receivable, 3% in real estate, 8% in shares and 20% in cash and equivalents.
4.	As part of the New SCOR project, SCOR has decided to launch a study of its transformation into a Societas Europea
As part of the New SCOR project, the Group is reorganising its Non-Life business within a new entity – SCOR Global P&C – with a view to simplifying its legal structures. The Board of Directors, after examining the opportunities presented by the status of a European company, decided to launch a global study of the legal, regulatory and prudential aspects of constituting SCOR, SCOR Vie and SCOR Global P&C as European corporations (Societas Europea). These two subsidiaries would be 100% owned by SCOR.
The necessary consultations prior to the constitution of these European corporations will take place over the next few weeks. The finalised project will be submitted at the next Board meeting.
Denis Kessler, Chairman and Chief Executive Officer, said:
“The results for the first nine months of 2005 show the pertinence and effectiveness of the strategic reorientation policy that the Group has been following for the past three years. They also bear witness to the pertinence of having a business model based on a balance between life reinsurance business and property and casualty reinsurance business, on underwriting diversification between the various lines of business and geographic areas, as well as on long-term business relationships with the Group’s traditional clients.

Net technical cost for Hurricanes Katrina and Rita remain limited for the Group, due to controlled underwriting on US treaties and to the high degree of control exercised over its risks and accumulated exposures in facultative underwriting.
During the third quarter, the Group has followed a more active financial policy, which has led to the increased profitability of its asset management. Moreover SCOR is actively working to improve its operating performance by implementing the New SCOR project.
SCOR has ensured that it has brought together the optimal conditions in which to conduct the 2006 renewals in a market environment that remains favourable.”

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*		*
Consolidated key figures under IFRS

In EUR millions
	30 September	30 September
(at current exchange rates)	2004	2005	Variation
Gross written premiums	1,960	1,767	– 10%
Net earned premiums	1,939	1,604	– 17%
Operating income	149	186	+ 25%
Net income	60	83	+ 38%

In EUR millions
	31 December	30 September
(at current exchange rates)	2004	2005	Variation
Net liabilities relating to contracts	9,298	8,809	– 5%
Insurance business and treasury investments	9,919	9,679	– 2%
Group equity	1,326	1,680	+ 27%

	30 September	30 September
In EUR	2004	2005	Variation
Earnings per share	0.08	0.10	+ 25%
Net book value per share	1.68	1.74	+ 4%
2006 timetable

2005 Annual Turnover	15 February 2006
2006 Renewals (excluding Asia)	28 February 2006
2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
1st Quarter 2006 Results and General Meeting	16 May 2006
1st Half 2006 Results	30 August 2006
3rd Quarter 2006 Results	8 November 2006
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.